

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2008

James Briscoe
President, Chief Executive Officer and Chief Financial Officer
Liberty Star Uranium & Metals Corp.
P.O. Box 32909
Tucson, Arizona 85751-2909

     Re: Liberty Star Uranium & Metals Corp.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
           Filed December 18, 2008
           File No. 0-50071

Dear Mr. Briscoe:

     We have completed our review of the above-referenced filing and have no further comments at this time.

                    Sincerely,

                    Anne Nguyen Parker
                    Branch Chief

cc: L. Nicholson

       <u>via facsimile</u>

       Kari Richardson, Esq.
       (604) 687-6314